

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2018

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
302 Knights Run Avenue, Suite 1000
Tampa, FL 33602

> **Re: LM Funding America, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 5, 2018**
> **File No. 333-227203**

Dear Mr. Russell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure on the cover page that:
   - there is no established public trading market for the common warrants or the pre-funded warrants and you do not expect a market to develop; and
   - you do not intend to apply for listing of the common warrants or the pre-funded warrants on any national securities exchange or other trading market.

   However, we note your second risk factor on page 14 headed "The market price and trading volume of our units, shares of common stock and warrants may be volatile . . . ," which appears to suggest that a market for your units or warrants will develop. Please advise or revise, as applicable.

Prospectus Summary
Recent Developments, page 2

2.   We note your disclosure that while ESOUSA has consented to the filing of this registration statement, you anticipate that completion of this offering will require you to obtain further waivers or consents from ESOUSA. Please briefly describe the nature of any such waivers or consents and the status thereof.

Description of Securities We Are Offering, page 23

3.   In the paragraphs where you discuss exercisability of pre-funded warrants and common warrants, we note that the terms of the warrants restrict holders from exercising any portion of a warrant to the extent they would own more than 4.99% of the outstanding common stock after exercise, unless they provide you with 61 days' prior notice, in which case this limit may be increased to up to 9.99%. Please clarify whether this notice and increase is entirely at the election of the holder, or whether the company has any ability to approve or reject this increase.

General

4.   Please show us your calculations supporting the "Proposed Maximum Aggregate Offering Price" disclosed in the fee table. In this regard, please also tell us what consideration you gave to the guidance in the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretations Questions 240.05 and 240.06 available on the Commission's website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Lin, Staff Attorney, at (202) 551-3552 or Pamela Long, Assistant Director, at (202) 551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services